FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of March 2010 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                          No ☒

On March 01, 2010, the registrant announces TowerJazz will present at the 22nd Annual Roth Capital Growth Stock Conference.

This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 01, 2010	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

TowerJazz to Present at the

22nd Annual Roth Capital Growth Stock Conference

MIGDAL HAEMEK, Israel – March 1, 2010 – TowerJazz, the global specialty foundry leader, today announced that its Chief Executive Officer, Mr. Russell Ellwanger, will present at the 22nd Annual Roth Capital Growth Stock Conference.

The conference will be taking place at The Ritz Carlton in Laguna Niguel, California. TowerJazz is scheduled to present in the Louis Room at 11:00a.m. Pacific Time on Monday, March 15, 2010.

A link to the video webcast of the presentation will be available live in the “Investor Relations” section of TowerJazz’s Web site at www.towerjazz.com.

At the conference there will also be an opportunity for investors to meet with Russell Ellwanger, CEO of TowerJazz in a one-on-one setting. Interested investors should contact the Investor Relations team at TowerJazz or the conference organizers at Roth Capital.

About TowerJazz
Tower  Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader and its fully owned U.S. subsidiary Jazz Semiconductor, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from 1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide world-class customer service, TowerJazz maintains two manufacturing facilities in Israel and one in the U.S. with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Contact:
Tower Semiconductor	CCG Investor Relations
Noit Levi, +972 4 604 7066	Kenny Green, +1 646 201 9246
Noit.levi@towerjazz.com	towerjazz@ccgisrael.com